EXHIBIT 99.1

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CANADIAN NATURAL
                                                                           PRESS
                                                                         RELEASE
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            CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES 2005 BUDGET
          CALGARY, ALBERTA - NOVEMBER 15, 2004 - FOR IMMEDIATE RELEASE

In commenting on the Company's 2005 budget, Canadian Natural's Chairman, Allan Markin, stated "Next year looks like another strong one for Canadian Natural. We expect to grow production volumes by about 10% and set a new cash flow record, estimated to be in excess of $4.3 billion. Additionally, you will see us continue to exploit assets we acquired during 2004. Heavy oil drilling is up reflecting the early 2004 acquisition of Petrovera and deep natural gas drilling in the Foothills has similarly increased to reflect new opportunities created by an asset acquisition completed during the first half of 2004. Internationally, new production is coming on line at Baobab in mid-2005 and we will commence exploitation work on the Central North Sea assets acquired in mid-2004. I am convinced that Canadian Natural has the people, assets and resolve to continue to deliver superior returns to our shareholders on our conventional oil and natural gas assets as well as on the Horizon project over the longer term."


HIGHLIGHTS OF THE 2005 BUDGET

o Crude oil and NGLs production target of 307 - 335 thousand bbl/d before royalties (283 - 309 thousand bbl/d net of royalties) representing a midpoint increase of 13% from the midpoint of 2004 annual guidance.

o Natural gas production target of 1,448 - 1,510 mmcf/d before royalties (1,134 - 1,182 mmcf/d net of royalties) representing a midpoint increase of 7% from the midpoint of 2004 annual guidance.

o Equivalent production target of 548 - 586 thousand boe/d before royalties (469 - 503 thousand boe/d net of royalties) representing a midpoint increase of 10% from the midpoint of 2004 annual guidance.

o Cash flow estimate of $4.3 billion - $4.5 billion ($16.00 - $16.80 per common share) based upon a forecast average West Texas Intermediate oil price of US$42.50/bbl, a NYMEX natural gas price of US$6.60/mmbtu and an exchange rate of C$1.00 = US$0.79.

o Earnings estimate of $1.7 billion - $1.9 billion ($6.35 - $7.10 per common share) based upon the same assumptions listed above.

o Conventional oil and natural gas capital expenditures of $3.1 billion, reflecting an approximate 1,900 well drilling program. Capital expenditures on the Horizon Oil Sands Project are budgeted at $220 million for winter work and long lead items. Should full project sanction be achieved, the expenditures will increase to $1.4 billion.

o Continued strong balance sheet management with targeted debt to book capitalization at the end of 2005 of approximately 31% and debt/EBITDA of
     0.8 times (assuming full sanction of the Horizon Oil Sands Project).


PRODUCTION AND FINANCIAL GUIDANCE

Canadian Natural continues its strategy of maintaining a large portfolio of varied projects, which enables the Company over an extended period of time to provide consistent growth in production and high shareholder returns. Annual budgets are developed, scrutinized throughout the year and changed if necessary in the context of project returns, product pricing expectations, and balance in project risks and time horizons. Canadian Natural maintains a high ownership level and operatorship level in all of its properties and can therefore control the nature, timing and extent of expenditures in each of its project areas.

Canadian Natural is presently budgeting cash flow from operations in 2005 of $4.3 billion to $4.5 billion. This cash flow is derived from production of 1,448 to 1,510 mmcf/d of natural gas and 307,000 to 335,000 bbl/d of crude oil and NGLs and applying pricing parameters of an average WTI price of US$42.50/bbl, a Lloyd Blend heavy oil differential of US$14.45/bbl, NYMEX natural gas price of US$6.60/mmbtu and a Canada/United States exchange rate of $0.79.
The budgeted capital expenditures in 2004 are currently expected to be as follows:

                                                                                     ----------------------------------------------
($ millions)                                                                                 2004 Forecast             2005 BUDGET
-----------------------------------------------------------------------------------------------------------------------------------
Conventional Oil and Gas
-----------------------------------------------------------------------------------------------------------------------------------
    North America natural gas                                                        $               1,090      $            1,350
    North America crude oil and NGLs                                                                   665                     910
    North Sea                                                                                          295                     420
    Offshore West Africa                                                                               310                     400
    Property acquisitions and midstream                                                              1,788                      50
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                     $               4,148      $            3,130
===================================================================================================================================

Horizon Oil Sands Project
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    Base budget - winter work                                                        $                 400      $              220
    Additional, assuming full project sanction                                                          --                   1,152
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                                                                                     $                 400      $            1,372
===================================================================================================================================

The above capital expenditure budget incorporates the following levels of drilling activity:
                                                                                     ----------------------------------------------
Drilling Activity (number of net wells)                                                      2004 Forecast             2005 BUDGET
-----------------------------------------------------------------------------------------------------------------------------------
Targeting natural gas                                                                                  803                   1,033
Targeting crude oil                                                                                    339                     690
Stratigraphic test / service wells                                                                     338                     199
-----------------------------------------------------------------------------------------------------------------------------------
Total                                                                                                1,480                   1,922
===================================================================================================================================


NORTH AMERICAN NATURAL GAS

The 2005 natural gas program will be highlighted by expanded drilling programs in the Northwest Alberta and Northeast British Columbia core regions as shown below.

                                                                                     -----------------------------------------------
(number of wells)                                                                             2004 Forecast             2005 BUDGET
-----------------------------------------------------------------------------------------------------------------------------------
Northeast British Columbia                                                                              202                     240
Northwest Alberta                                                                                       175                     194
North Alberta                                                                                           164                     205
South Alberta                                                                                           262                     394
-----------------------------------------------------------------------------------------------------------------------------------
Total                                                                                                   803                   1,033
===================================================================================================================================

Drilling in 2005 reflect higher activity levels targeting the shallow Notikewin zone in Northeast British Columbia as well as increased Cardium drilling in Northwest Alberta. Both shallow and coal bed methane drilling will increase in the South Alberta core region. Conventional drilling is also targeted to increase in North Alberta. During 2005 approximately 90 wells targeting deep gas are budgeted, including 9 in the Foothills region. The Foothills region


2                                             CANADIAN NATURAL RESOURCES LIMITED
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


drilling increases reflect both increased focus on the area as well as new drilling targets identified on assets acquired during the first half of 2004.

For the fourth quarter of 2004, Canadian Natural has increased capital spending levels directed toward natural gas drilling in an effort to reduce pressures of a tight 2005 winter drilling season by starting earlier. This effort includes a detailed and sequential drilling program that will enhance the procurement of better drilling rigs and crews for the winter season, both of which are an integral part of cost control in an inflationary environment. Through this process, Canadian Natural will actually use about 10 less drill rigs this year while drilling a similar number of wells during the winter season.

North American midpoint average natural gas production is expected to increase by approximately 9% from midpoint 2004 guidance levels. Organic growth will account for approximately half of this growth with the remainder reflecting the full year impact of 2004 acquisitions. The 2005 capital budget for North American natural gas is $1,350 million.

NORTH AMERICAN CRUDE OIL AND NGLS

The 2005 drilling program consists of:

                                         ----------------       ----------------
                                           2004 Forecast           2005 BUDGET
(number of wells)
-------------------------------------------------------------------------------
Conventional heavy crude oil                         187                   398
Thermal heavy crude oil                               64                   105
Light crude oil                                       43                   101
Pelican Lake crude oil                                36                    67
-------------------------------------------------------------------------------
Total                                                330                   671
-------------------------------------------------------------------------------

The ramp up in conventional heavy oil drilling activity reflects favourable crude oil prices as well as new opportunities identified through property acquisitions made during 2004. Due to the nature of heavy oil production patterns in which volumes ramp during the first months of production, much of the production resulting from this expanded drill program will not be realized until late 2005.

In 2005, Canadian Natural expects to continue its Primrose thermal crude oil expansion plans. At Primrose South, production from two new phases commenced in mid-2004 at 19,000 bbl/d, which was higher than the budgeted 13,000 bbl/d. This increased production significantly enhances the economics of these pads and is a positive indicator for future pads to be drilled. Production from these pads is subject to the cycling of steam injection and crude oil production; therefore, due to such normal cycling activities, average production levels similar to 2004 will result in 2005. The project remains on track to add 30,000 bbl/d of average production in 2006.

At Pelican Lake, the promising waterflooding test program continues and will be expanded to additional lands in the area. In addition, the Company will be pilot testing the use of a polymer flood on a portion of the field in an effort to further enhance field recoveries.

As a result of the above activities and factors affecting production average North American crude oil and NGLs production for 2005 is expected to modestly increase from 2004 levels with a 2005 capital budget of $910 million. Entry to exit volumes, however, are forecast to increase by approximately 12%.

HORIZON OIL SANDS PROJECT

The 2005 base capital budget of $220 million for the Horizon Oil Sands Project will be comprised of winter site preparation activities in order to keep existing construction schedules. Upon sanction of the full project the full 2005 Horizon capital budget would be increased by an additional $1,152 million.




CANADIAN NATURAL RESOURCES LIMITED                                             3
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


NORTH SEA

In 2005, Canadian Natural anticipates drilling approximately 12 net platform wells while continuing its successful workover and recompletion program. The Company will also conduct a mobile drilling program in which 4 subsea wells will be drilled at Nadia, Thelma (2) and Columba E. With the exception of Nadia, all of these wells are stepout development wells on existing proved properties. Nadia represents exploration of new terraces in the Ninian/Columba area.

Average 2005 midpoint crude oil production guidance is expected to increase by 19% from midpoint 2004 guidance, however natural gas volumes will be lower as natural gas sales at Banff are diverted to reinjection. The 2005 capital budget for the North Sea is $420 million.

OFFSHORE WEST AFRICA

In 2005, the capital budget for Offshore West Africa is set at $400 million. Canadian Natural anticipates $210 million to be spent on finalizing the development of the Baobab Field in Cote d'Ivoire with approximately $100 million to be spent on the West Espoir Field development. Additional geological reviews on other Canadian Natural lands are yielding exploration targets, at least one of which, Zaizou, will be drilled during 2005. Average production from this region is expected to increase by 144-213% from 2004 midpoint guidance levels. This reflects the mid 2005 commissioning of production from the Baobab field as well as the drilling of additional producer wells at the East Espoir Field.


FINANCIAL REVIEW

Canadian Natural is committed to maintaining its strong financial position so as to allow it to withstand volatile crude oil and natural gas commodity prices and the operational risks inherent in the crude oil and natural gas business environment. The Company continues to build the necessary financial capacity to complete the Horizon Oil Sands Project.

Based upon the previously referenced price deck, capital expenditure and production levels, Canadian Natural expects to exit 2005 with debt to book capitalization of approximately 31% and with a debt/EBITDA of 0.8 times.

The Company also utilizes risk management instruments on a portion of its production in an effort to reduce volatility and provide greater certainty that operating cash flows are available to fund capital expenditures. To this end, the Company has recently completed the procurement of additional financial instruments with total current hedge positions in place as follows:

                                                       Q1/05            Q2/05             2H/05             2005
                                                       -----            -----             -----             ----
     Crude Oil - WTI (mbbl/d)
                Puts                                     119              143                62               97
                Collars                                   81               61                31               50
                Total volumes hedged                     200              204                93              147

                Puts (US$/bbl)                        $30.73           $30.57            $31.54           $31.10
                Collars floor (US$/bbl)               $32.87           $35.81            $42.50           $38.42
                Collars ceiling (US$/bbl)             $41.41           $47.39            $52.98           $46.70

     Natural Gas - AECO (mGJ/d)
                Collars                                  540              340               227              333

                Floor (C$/GJ)                         $ 6.37           $ 6.00            $ 6.00           $ 6.09
                Ceiling (C$/GJ)                       $12.22           $ 8.08            $ 8.08           $ 9.11



4                                             CANADIAN NATURAL RESOURCES LIMITED
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


SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this document or incorporated herein by reference may constitute "forward-looking statements" within the meaning of the United States Private Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because of the context of the statements including words such as the Company "believes", "anticipates", "expects", "plans", "estimates" or words of a similar nature.

The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others: the general economic and business conditions which will, among other things, impact demand for and market prices of the Company's products; the foreign currency exchange rates; the economic conditions in the countries and regions in which the Company conducts business; the political uncertainty, including actions of or against terrorists, insurgent groups or other conflict including conflict between states; the industry capacity; the ability of the Company to implement its business strategy, including exploration and development activities; the ability of the Company to complete its capital programs; the ability of the Company to transport its products to market; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the availability and cost of financing; the success of exploration and development activities; the production levels; the uncertainty of reserve estimates; the actions by governmental authorities; the government regulations and the expenditures required to comply with them (especially safety and environmental laws and regulations); the site restoration costs; and other circumstances affecting revenues and expenses. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are interdependent upon other factors, and management's course of action would depend upon its assessment of the future considering all information then available.

Statements relating to "reserves" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described can be profitably produced in the future.

SPECIAL NOTE REGARDING CURRENCY, PRODUCTION AND RESERVES

In this document, all references to dollars refer to Canadian dollars unless otherwise stated. Reserves and production data is presented on a before royalties basis unless otherwise stated. In addition, reference is made to oil and gas in common units called barrel of oil equivalent ("boe"). A boe is derived by converting six thousand cubic feet of natural gas to one barrel of crude oil (6mcf:1bbl). This conversion may be misleading, particularly if used in isolation, since the 6mcf:1bbl ratio is based on an energy equivalency at the burner tip and does not represent the value equivalency at the well head.

Readers are cautioned that the foregoing list of important factors is not exhaustive. Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements are made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.
For further information, please contact:


                       CANADIAN NATURAL RESOURCES LIMITED
                           2500, 855 - 2nd Street S.W.
                                Calgary, Alberta
                                     T2P 4J8

TELEPHONE:                     (403) 514-7777                              ALLAN P. MARKIN               JOHN G. LANGILLE
FACSIMILE:                     (403) 517-7370                                     Chairman                      President
EMAIL:                         IR@CNRL.COM
WEBSITE:                       www.cnrl.com                                  STEVE W. LAUT                COREY B. BIEBER
TRADING SYMBOL - CNQ:          Toronto Stock Exchange              Chief Operating Officer                      Director,
                               New York Stock Exchange                                                 Investor Relations


CANADIAN NATURAL RESOURCES LIMITED                                             5
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